SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Resolutions of the 14th Meeting of the Sixth Session of the Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 22 July, 2010	By:	/S/ WANG ZHIQING
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 14th Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 19 July 2010, the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened an extraordinary meeting as the fourteenth meeting of the sixth session of the Board (the “Meeting”) by way of correspondence. Of the 12 directors entitled to attend the Meeting, 12 directors were in attendance. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the regulations of the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1: The request of Mr. Rong Guangdao to resign from his concurrent post as President with immediate effect was considered and approved with 12 votes in favor, 0 vote against and 0 abstention.

To further enhance corporate governance and according to the relevant laws and regulations of the places of listing as well as the spirit of governance documents, Mr. Rong Guangdao requested that he resigned from his concurrent post as President. During the term of service as President, Mr. Rong Guangdao guided all the staff of the Company to pull together in times of trouble, work proactively and aggressively and brave all difficulties, making outstanding contributions to the excellent operating results and prospects of the Company. The Board is satisfied with, and grateful to, Mr. Rong Guangdao for the fruitful work that he had accomplished while working as President.

Resolution 2: The request of Mr. Du Chongjun to resign from his post as Vice President with immediate effect was considered and approved with 12 votes in favor, 0 vote against and 0 abstention.

Mr. Du Chongjun, Vice President of the Company, requested that he resigned from the post as Vice President due to change in work. During the term of service as Vice President, Mr. Du Chongjun worked diligently and dedicatedly, and made outstanding contributions in respect of strengthening the regulatory operation of the Company, enhancing the capability and quality of middle and senior management staff, enhancing the competitive strength of the Company and carrying out reforms and development of the Company. The Board is satisfied with, and grateful to, Mr. Du Chongjun for his fruitful work while working as Vice President.

Resolution 3 The appointment of Mr. Wang Zhiqing as President of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

The biography of Mr. Wang Zhiqing is set out below.

Independent directors Mr. Chen Xinyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan and Mr. Zhou Yunnong expressed no disagreement to Mr. Rong Guangdao’s resignation as President, Mr. Du Chongjun’s resignation as Vice President or the appointment of Mr. Wang Zhiqing as President of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 July 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Attachment: Biography of Mr. Wang Zhiqing

Wang Zhiqing, 48, was previously General Manager of Sinopec Jiujiang Company and President of Jiujiang Petrochemical Complex. Mr. Wang joined Sinopec Group in 1983 and held various positions including Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in -Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From October 2006 to July 2010, Mr. Wang was President of Jiujiang Petrochemical Complex. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wang is not a related party of the Company or the controlling shareholder or the de facto controller thereof, nor holds any shares in the Company.